

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2014

Via E-mail
Carlos Domenech
Chief Executive Officer
SunEdison Yieldco, Inc.
12500 Baltimore Avenue
Beltsville, Maryland 20705

> **Re:** **SunEdison Yieldco, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted May 9, 2014**
> **CIK No. 0001599947**

Dear Mr. Domenech:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Capitalization, page 70

1. We note that the amount presented for actual cash and restricted cash does not agree to your predecessor financial statements. Please revise this amount or explain to us the reason for the discrepancy.

Unaudited Pro Cash Available for Distribution for the Year Ended December 31, 2013, page 76

2. We note that you do not include the Nellis or CalRENEW-1 projects in your historical pro forma cash available for distribution table or in your predecessor financial statements. Considering the significance of these projects to the combined entity, please provide us with a comprehensive analysis of why you do not consider these projects to be predecessors, as defined in Regulation C, Rule 405.

Unaudited Pro Forma Consolidated Statement of Operations, page 87

3. Please tell us if you intend to include a pro forma adjustment for income tax expense/benefit related to your acquired LLC projects.

Operating Revenues, page 102

4. Please disclose why incentive revenue declined from fiscal 2012 to 2013 despite unchanged MWh sold.

Index to Financial Statements, page F-1

5. Please update the financial statements and related disclosures throughout your filing for the latest interim period. Refer to Rule 3-12 of Regulation S-X.

Revenue Recognition, page F-13

6. We have read your response to comment 18 of our letter dated April 30, 2014. Please revise your revenue recognition accounting policy footnote to indicate that you view your solar renewable energy certificates as government incentives, as opposed to outputs, and to specify that you recognize SREC revenue at the time power is generated. Refer to ASC 235-10-50-3a.

12. Subsequent Events, page F-23

7. We have read your response to comment 19 of our letter dated April 30, 2014. Citing specific authoritative accounting guidance, please tell us if you consolidate Nellis under a voting interest or variable interest model and explain in sufficient detail how that approach resulted in consolidation. In doing so, explain to us the nature and extent of the powers attributable to the general partner interest.

CalRENEW-1 LLC, page F-43

8. Tell us how you concluded only one year of audited historical financial information for CalRENEW-1 should be included in this Form S-1. Please provide us with your calculations pursuant to Rule 3-05(b)(2) and Rule 1-02(w) of Regulation S-X.

Notes to Financial Statements, page F-43

Revenue recognition, page F-44

9. We have read your disclosure, "The Company recognizes revenue from power sales to PG&E based on the scheduled and matched amounts of megawatt hours (MWh) provided to PG&E each month at the appropriate contract rates, pursuant to the Power Purchase

and Sale Agreement (the Agreement) between PG&E and the CalRENEW-1 LLC. If any scheduled amounts of MWh's are unmatched (where the Company's scheduled MWh's do not match PG&E scheduled MWh's), the Company will include revenue from unmatched sales which it judges to be collectible." Revise your disclosure to indicate how CalRENEW-1 determines revenue amounts are collectible. Further, explain to us under what circumstances revenue would not be recognizable when power was sold to PG&E under contracted rates.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Walsh, Staff Attorney, at (202) 551-3696 or me at (202) 551-3264 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Dennis M. Myers, P.C.